November 16, 2006

Via facsimile (202-772-9368), Federal Express and EDGAR

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Met-Pro Corporation
Form 10-K for the Fiscal Year Ended January 31, 2006 filed April 13, 2006
File No. 1-07763

Dear Ms. Shah:

We thank you for taking the time to speak with us on November 16, 2006. Your input was very helpful, and we hope that our responses adequately reflect our discussion and resolve the issues in the comment letters.

As you requested today under Rule 12b-4, we are supplementally furnishing the Staff as enclosures to this letter copies of the financial reports reviewed by our CEO for the months ended January 31, 2006, April 30, 2006 and July 31, 2006. You will observe that the reports reflect the changes made in the current fiscal year in the CEO’s approach to managing the business, as more fully discussed later in this letter. Pursuant to Rule 12b-4, we request that these financial reports be returned to us at the conclusion of this comment letter process.

We have reviewed your November 7, 2006 letter and would like to provide the following analysis as to why Met-Pro Corporation (“Met-Pro”) has determined to report its financial results in three reportable segments in accordance with FASB No. 131.

The three reportable segments are as follows:

Fluid Handling Equipment Reporting Segment
Product Recovery/Pollution Control Equipment Reporting Segment
Filtration and Purification Reporting Segment

At Issue: “What are the appropriate reporting segments for Met-Pro under FASB No. 131?”

Reporting segments are operating segments considered to be significant to an enterprise’s operations and meet either the aggregation criteria or the quantitative thresholds in accordance with FASB No. 131. Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in assessing performance and allocating resources.

Paragraph 10 of FASB No. 131 defines an operating segment as a component of an enterprise:

a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b)	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c)	for which discrete financial information is available.

Effective with the beginning of this fiscal year, February 1, 2006, the Chief Operating Decision Maker, Met-Pro’s Chief Executive Officer, authorized some significant changes to the management structure and financial reporting system of the Company.

Based on the above criteria to determine operating segments, and personnel and financial reporting changes, Met-Pro has identified the following reportable segments: Fluid Handling Equipment and Product Recovery/Pollution Control Equipment. We believe that each of these segments meets the definition of a single operating segment under paragraphs 10 - 16 of FASB No. 131 and neither represents a mere aggregation of several operating segments under paragraph 17.

In addition, we have four other smaller operating segments (i.e. Pristine Water Solutions, Keystone Filter, Mefiag USA and Mefiag BV) which individually do not meet the quantitative thresholds of a reportable segment (i.e. each segment’s reportable revenue, reportable profit/loss and total assets is less than 10% of the combined operating segments’ respective metric) and which in aggregate constitute less than 25% of the total Company revenue. Our analysis is that these smaller segments should therefore for reporting purposes be grouped together in an “all other” category which we propose to call the Filtration and Purification reporting segment (in accordance with paragraph 21 of FASB No. 131) and which would be, Met-Pro’s third reporting segment. We would provide appropriate disclosure in our segment footnote that these four operating segments are not economically similar.

The following analysis will principally focus on the appropriateness of treating Met-Pro’s Fluid Handling Equipment and Product Recovery/Pollution Control Equipment businesses as single operating segments.

Determination of the CODM

Under FASB No. 131, an operating segment reflects the level of business that is regularly reviewed by a Company’s Chief Operating Decision Maker. For Met-Pro, the Chief Executive Officer, is identified as the CODM for the Company as that term is used in paragraph 12 of FASB No. 131, as he is responsible for assessing performance and allocating resources among the operating segments.

Met-Pro’s CEO is the sole CODM and does not share responsibility with other executives in assessing the performance of each operating segment and allocating resources across the operating segments. Each one of the operating segments has a Segment Manager who reports directly to Met-Pro’s CEO. On March 10, 2006 the CODM announced the appointment of two Segment Managers, Executive Vice Presidents (see Exhibit A). One Segment Manager manages the Fluid Handling Equipment operating segment and the other manages the Product Recovery/Pollution Control Equipment operating segment. The Executive Vice Presidents are considered “Segment Managers” as defined by paragraph 14 of FASB No. 131. In addition, the Segment Managers are focused on the management of the Fluid Handling Equipment and Product Recovery/Pollution Control Equipment businesses specifically and their incentive plans are based upon the financial results of the operating segment each manages. (The attached Exhibit B contains a organization chart that shows all of the direct operating segment reports to the Met-Pro CEO/CODM.)

Under a delegation of authority from the Met-Pro Corporation Board of Directors, the CEO is responsible for overall management of Met-Pro Corporation. Limits on segment decision-making are well established, and material issues are collected from all groups and submitted to the CEO to enable him to make whatever appropriate final decisions are necessary.

The executive responsibility for assessing the performance of each operating segment and determining the allocation of resources to and within each of the operating segments is solely the responsibility of Met-Pro’s CEO.

Reports Received by the CODM

The Chief Operating Decision Maker (CODM) oversaw changing the financial reporting system to generate one unified financial statement for the Fluid Handling Equipment operating segment, one unified financial statement for the Product Recovery/Pollution Control Equipment operating segment and one unified financial statement for each of the following operating segments; Keystone Filter, Pristine Water Solutions, Mefiag USA and Mefiag BV. The CODM uses these reports on a regular basis to monitor the performance of the Company overall. This new financial reporting system is the primary source that allows the CODM to make operating decisions, allocate resources and assess performance for these operating segments.

The CODM receives a number of reports that provide a high-level summary of Met-Pro’s consolidated operations, on a monthly basis.

Of these reports, the primary two reports that are used by the CODM to obtain an overview of the Company’s operations as a whole and to determine how resources should be allocated among each of the operating segments are the “Consolidated Statement of Income and Expense - Compared to Budget” and the “Consolidated Statement of Income and Expense - Compared to Last Year’s Results”. These reports present the Fluid Handling Equipment and Product Recovery/Pollution Control Equipment businesses each as a single segment. These reports provide the CODM with information on the performance of the Fluid Handling Equipment and Product Recovery/Pollution Control Equipment businesses that the CODM can discuss with the each of the Segment Managers and is not intended to provide the CODM with the detailed financial information that would be required to assess the performance of each product line, manage the product groups, and/or allocate resources below the level of the overall Fluid Handling Equipment and Product Recovery/Pollution Control Equipment operating segments. The reports provided to the CEO reflect the fact that as CODM he is not focused on the management of individual product lines but on the overall performance of the business. The primary focus of the CODM is to manage the overall direction of the Company and to ensure that the individual businesses at Met-Pro work effectively and together to achieve the Company’s strategic objectives. Based on the level of information provided to the CODM, the Fluid Handling Equipment and Product Recovery/Pollution Control Equipment businesses are each viewed by the CODM as single operating segments.

In contrast, the Fluid Handling Equipment and Product Recovery/Pollution Control Equipment Segment Managers receive monthly reports that contain revenue and operating income information broken down further into many different product categories. These are used by the Fluid Handling Equipment and Product Recovery/Pollution Control Equipment Segment Managers to review the operating performance of the various product groups within their respective operating segment.

Role of Fluid Handling Equipment and Product Recovery/Pollution Control Equipment Segment Managers/Bonus Compensation for Segment Managers

The Fluid Handling Equipment and Product Recovery/Pollution Control Equipment Segment Managers have significant authority over the respective businesses, as all the business unit managers report to them. They control decisions on investments within their limited spending authority, product decisions, procurement and product pricing.

It is important to note that each individual segment manager does not have responsibilities for other segments and that each manager’s bonus compensation is tied solely to the performance of his segment. Specifically, each segment manager’s eligibility for bonus compensation is tied initially to the operating income for his segment, and once eligible, bonus compensation is further tied to other performance metrics specifically linked to his particular segment.

Evolution of CODM reporting requirements

Throughout the current fiscal year the Fluid Handling Equipment and Product Recovery/Pollution Control Equipment operating segments each have had a single individual (Segment Manager), who, consistent with the discussions in paragraph 14 of FASB No. 131, is directly accountable to, and maintains regular contact with, the CODM to discuss operating activities, financial results, forecasts, or plans for their respective operating segment.

Conclusion

Our analysis is that based upon recent changes in the manner in which our CODM manages the business, FASB No. 131 clearly leads to the conclusion that Met-Pro Corporation should report as three reporting segments.

In view of (i) the fact that these changes occurred in fiscal year ended January 31, 2007, (ii) the discussions which we had with the Staff in 2003 on segment reporting wherein the Staff accepted our conclusion that it was proper to report as two segments (which conclusion we continue to support for prior fiscal years), and (iii) the lack of any apparent benefit to investors to restating prior periods, we do not believe we should be required to restate our segment presentation for prior fiscal years.

We thank you for your consideration of this response, and for your willingness to speak with us about this on Monday, November 20, 2006.

Sincerely,

/s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance